                                                                      EXHIBIT 19


Varco International, Inc.

1997 Second Quarter Report

To Our Shareholders


As market conditions continued to improve, second quarter Revenues, Net Income and order bookings each were the highest in the Company's history. This market improvement reflects an extension and acceleration of several trends.
     The key driving force is increasing exploration and production spending by oil and gas companies. Salomon Brothers' mid-year update of their Survey and Analysis of 1997 Worldwide Oil and Gas Exploration and Production Expenditures indicates that these companies are now planning to increase spending 17.9 per cent this year, above both the 15.2 per cent growth rate for 1996 and the initial projection of 14.7 per cent for 1997. This spending translates into increased demand for drilling rigs; which, in turn, yields higher day rates and rig utilization, resulting in improved cash flow for our key customers--the drilling contractors.
     Of particular significance to Varco is the growth in the offshore drilling market, since the dollar value of the drilling equipment typical of an offshore rig is significantly greater than that of a land rig. Utilization of the offshore rig fleet is currently reported to be approximately 95 per cent. However, excluding rigs undergoing upgrade or otherwise not available, the mobile offshore rig fleet is essentially fully utilized.
     Our customers' response to these conditions is impacting Varco's business in three important Ways:
   . first, the increased drilling activity is resulting in greater demand for spare and replacement parts and equipment;
   . second, existing rigs are being upgraded to meet today's drilling requirements;
   . third, rigs which had previously been removed from the fleet are being reconverted to drilling use, and new rigs are being constructed.
As a result, we are experiencing improving financial results.
     Second quarter Revenues of $129.6 million were up 43 per cent from $90.4 million in this comparable quarter of 1996; and Net Income of $10.8 million, $.33 per share, was 90 per cent above the $5.7 million, $.18 per share, earned in the year-ago period. Order bookings for the most recent three months totaled $172.7 million, more than double the $85.2 million recorded in the comparable period of last year.
     The second quarter Revenue level was 28 per cent above that of the preceding quarter as we began to ramp up our manufacturing capacity and output. During the first half of the year we invested approximately $8 million in increasing manufacturing capacity and expect to continue building capacity over the next few quarters. The strength of our recent order rate dictates that we make these investments to satisfy the requirements of our customers.
     We believe that our industry is moving from a recovery phase to a state of healthy growth and expansion. If so, the size and capability of the offshore rig fleet is not sufficient to meet the current and future needs of the world's oil and gas companies. As that fleet is expanded, upgraded and replaced, the kinds of equipment designed and supplied by Varco are a critical component. We have made a substantial investment of time, energy, and human and financial resources in positioning ourselves to flourish in such an environment. We are committed to doing so, and to providing commensurate rewards for our shareholders.
     We appreciate your continued support.


/s/ Walter B. Reinhold                       /s/ George I. Boyadjieff

Walter B. Reinhold                           George I. Boyadjieff
Chairman                                     President and
                                             Chief Executive Officer
August 12, 1997

CONDENSED CONSOLIDATED
BALANCE SHEETS
(UNAUDITED)

                                           June 30,          December 31,
(In thousands)                                 1997                  1996
--------------------------------------------------------------------------------
Current Assets
--------------
Cash and cash equivalents                    $   6,836       $    5,794
Receivables (net)                              122,956           95,160
Inventories                                    108,912           91,873
Other                                           14,411           13,835
-------------------------------------------------------------------------------
   Total Current Assets                        253,115          206,662

Property, plant and equipment at cost

less accumulated depreciation                   55,545           48,711

Rental inventory less accumulated
 depreciation                                   15,238           13,601

Cost in excess of net assets acquired           35,198           35,879

Other assets                                    11,977           11,168
--------------------------------------------------------------------------------
   Total Assets                              $ 371,073       $  316,021
================================================================================

Current Liabilities
-------------------
Accounts payable                             $  47,941       $   37,815
Other liabilities                               57,064           38,601
Current portion of long-term debt               10,000           10,000
--------------------------------------------------------------------------------
  Total Current Liabilities                    115,005           86,416
Long-term debt                                  28,550           22,715
Other non-current liabilities                   12,149           11,382
--------------------------------------------------------------------------------
  Total Liabilities                            155,704          120,513

Shareholders' Equity
--------------------
Common Stock and additional

paid-in capital                                145,415          143,533

Retained earnings                               69,954           51,975
--------------------------------------------------------------------------------
  Total Shareholders' Equity                   215,369          195,508
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity   $ 371,073       $  316,021
-------------------------------------------------------------------------------

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(UNAUDITED)


(In thousands)                                       Six Months Ended June 30,
                                                        1997              1996
--------------------------------------------------------------------------------
Operating Activities
--------------------
Net income                                                $ 18,154  $    8,707

Depreciation and amoritization                               7,893       6,274

Increase (decrease)in operating
  cash flows:
   Receivables                                             (27,796)   (18,088)
   Inventories                                             (17,039)   (13,355)
   Additions to rental equipment                            (4,741)    (5,957)
   Accounts payable                                         10,126      8,807
   Customer deposits                                        17,632      5,501
   Taxes payable                                              (763)     2,052
   Other                                                       426      3,186
-------------------------------------------------------------------------------
    Net cash from (used in)
      operating activities                                   3,892     (2,873)
-------------------------------------------------------------------------------

Investing Activities
--------------------
   Equipment purchases                                     (11,536)    (4,883)
   Proceeds from equipment sales                             1,130        215
--------------------------------------------------------------------------------
   Net cash (used in) investing activities                 (10,406)    (4,668)
--------------------------------------------------------------------------------

Financing Activities
--------------------
Decrease in long-term debt                                 (10,000)

Increase in long-term debt                                  16,000

Proceeds from issuance of Common Stock                       1,313     15,838

Deferred issue costs                                           243
-------------------------------------------------------------------------------
   Net cash from financing activities                        7,556     15,838
-------------------------------------------------------------------------------
Net change in cash and cost equivalents                      1,042      8,297
-------------------------------------------------------------------------------
Cash and cash equivalents at
 beginning of year                                           5,794      6,762
-------------------------------------------------------------------------------
Cash and cash equivalent at
 end of quarter                                           $  6,836  $  15,059
===============================================================================

Condensed Consolidated Statements of Income
(unaudited)

                                             Three Months Ended June 30,        Six Months Ended June 30,
(in thousands, except per share data)             1997             1996           1997              1996
---------------------------------------------------------------------------------------------------------------

Revenues
--------
Net sales                                         $ 118,543     $ 83,005       $  209,775         $ 146,837
Rental income                                        11,009        6,869           20,761            13,293
Other income                                             82          476              169             1,189
---------------------------------------------------------------------------------------------------------------
                                                    129,634       90,350          230,705           161,319
---------------------------------------------------------------------------------------------------------------

Costs and Expenses
------------------
Cost of sales                                        81,605       57,904          145,104           101,507
Cost of rental income                                 3,802        1,994            6,175             3,901
Selling, general and administrative expenses         22,048       17,135           40,182            33,252
Research and development costs                        5,012        8,790            9,036             7,362
Interest expense                                      1,074        1,036            2,109             2,041
---------------------------------------------------------------------------------------------------------------
                                                    113,041       81,859          202,606           148,063
---------------------------------------------------------------------------------------------------------------
Income Before income taxes                           16,593        8,491           28,099            13,256
Provision for income taxes                            5,823        2,812            9,945             4,549
---------------------------------------------------------------------------------------------------------------
Net Income                                        $  10,770    $   5,679         $ 18,154         $   8,707
===============================================================================================================
Net income per share of Common Stock              $     .33    $     .18         $    .56         $     .28
===============================================================================================================
Shares used to calculate earnings per share          32,578       31,448           32,522            31,185
===============================================================================================================

Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS
------------------------------------

     Worldwide drilling activity, as measured by the average number of active drilling rigs, increased approximately 18% in the second quarter of 1997 to an average of approximately 2,004 from an average of approximately 1,704 during the same period in 1996. North American drilling activity increased approximately 31% to an average of approximately 1,192 rigs and international drilling activity increased to an average of approximately 812 rigs as compared to 794 in the second quarter 1996.

     Offshore drilling activity continued its year-over-year strength, as reflected by an increase in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the second quarter of 1997, mobile offshore rig utilization averaged 95% as compared to 89% in the second quarter of 1996. The higher utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs.

     The increase in drilling activity, particularly the increase in offshore rig utilization, has led to higher day rates and improved profits and cash flow for the Company's major customers, the offshore drilling contractors.

RESULTS OF OPERATIONS
------------------------------------

     Set forth below are the net orders and revenues for the Company's five operating divisions:

                             Three Months Ended June 10,       Six Months Ended June 30,
                                  1997        1996                  1997       1996
                          ---------------------------------  -----------------------------
Net Orders
----------
Varco Drilling Systems         $ 52,533        $ 28,813           $ 92,284       $ 53,158
Varco BJ Oil Tools               23,472          13,521             46,975         27,589
Martin-Decker/TOTCO
 Instrumentation                 25,431          15,112             46,209         28,739
Shaffer                          65,515          25,656            119,693         73,607
Thule Rigtech                     5,723           2,082              7,860          4,313
------------------------------------------------------------------------------------------
Total                          $172,674        $ 85,184           $313,021       $187,404
==========================================================================================

Revenues
--------
Varco Drilling Systems         $ 38,569        $ 31,536           $ 65,097       $ 57,231
Varco BJ Oil Tools               15,584          12,234             27,931         24,012
Martin-Decker/TOTCO
 Instrumentation                 22,434          14,430             38,999         29,069
Shaffer                          51,268          29,396             94,385         44,767
Thule Rigtech                     1,697           2,278              4,124          5,051
------------------------------------------------------------------------------------------
Total                          $129,552        $ 89,874           $230,536       $160,130
==========================================================================================

     Order bookings increased $87.5 million, or 103%, in the second quarter of 1997 and $125.6 million, or 67%, in the first six months of 1997 as compared to the same periods of 1996. These increases are primarily due to orders associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Drilling Systems Divisions as well as the products of the Company's other Divisions. In addition, the incoming order rate was favorably impacted by the overall 18% increase in worldwide drilling activity discussed above.

     The Company's increased revenue levels in the 1997 periods as compared to 1996 are generally due to improved industry conditions as discussed above. Particularly significant has been the impact on Shaffer of the upgrading, conversion and new construction of floating offshore rigs. Shaffer's product line includes a significant amount of equipment of the types essential to these activities. Shaffer Division revenues accounted for 55% of second quarter increase from the comparable year-ago period, and 70% of the increase for the six-month period.

     At June 30, 1997 the Company's backlog of unshipped orders was approximately $269.4 million as compared to $186.9 million at December 31, 1996. Orders for new rigs and major upgrades generally include the Company's longer lead-time products, nine to twelve months. This has contributed to the Company's backlog increasing significantly during the last six months to its highest level in the Company's history. The Company expects that a majority of the backlog will ship by December 31, 1997 resulting in revenues for the remaining quarters of 1997 being at a higher rate than the second quarter. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

     Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income were slightly improved year-over-year. For the first half of 1997 gross margins were 34.4%, compared to 34.2% for the same period in 1996 and they were 34.5% and 33.4% in the second quarters of 1997 and 1996, respectively. Gross margins were favorably impacted by improved margins at the Drilling Systems and Oil Tools Divisions due to cost improvements. During the first half of 1996 Drilling Systems experienced low margins on TDS-9 units which were improved in 1997. Oil Tools improved margins are mostly due to lower manufacturing cost. Taken alone, each of the foregoing would have improved margins by approximately 1%. These improved margins were offset by the impact of Shaffer's higher proportion of revenues. Shaffer's products carry lower gross margins (due principally to price competition) than the combined gross margins of the other Divisions.

     The Company believes that new product development is a significant factor for the future of the Company. During the first six months of 1997 the Company spent $9.0 million or 3.9% of revenues on new product development. This compares to $7.4 million or 4.6% of revenues during the same period in 1996.

     The increases in selling, general and administrative expenses in 1997 as compared to 1996 are primarily a result of activity related to the increased revenues. As a percent of revenues, selling, general and administrative expenses were down year-to-year. For the first half of 1997 this percent was 17.4% and it was 17.0% for the second quarter of 1997. As a percent of revenues, selling, general and administrative expenses were 20.6% and 19.0% for the first half and second quarter of 1996, respectively.

     Overall Company employment at June 30, 1997 was 2,373 (including 309 temporary employees) which compares to 1,803 (including 235 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees.

     The effective tax rate for the first half of 1997 (was 35.4% as compared to 34.3% for the first half of 1996. The higher tax rate is due to a higher effective foreign tax rate in the first half of 1997 as compared to 1996.


LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

     The cash and cash equivalent of $6.8 million are not significantly changed from the December 31, 1996 balance of $5.8 million.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The $20.0 million principal balance of the Senior Notes is payable in two equal installments on June 30, 1998 and June 30, 1999.

     On June 27, 1997 the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides a credit facility of $65.0 million, inclusive of a $20.0 letter of credit subfacility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Proceeds from the initial advances were used to payoff a previous credit agreement with Citicorp USA, Inc. and Citibank, N.A and to make the June 30, 1997 principal and interest payment on the Senior Notes. At June 30, 1997 there were $19.0 million in advances outstanding and $9.7 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis.

     At June 30, 1997 the Company's working capital was $138.1 million as compared to $120.2 million at December 31, 1996 and its current ratio was 2.2 to
1.0 as compared to 2.4 to 1.0 at December 31, 1996. The preceding changes are primarily due to an increases in inventory and receivables during the first half of 1997. Long-term debt as a percent of total capitalization was 12% at June 30, 1997 as compared to 10% at December 31, 1996. The increase in this percentage is primarily due to capital expenditures made in the first half of 1997.

     The Company's capital expenditures during the first half of 1997 were $11.5 million as compared to $4.9 million for the first half of 1996. The Company's current plans for capital expenditures in 1997 is an additional $15.0 million. The Company believes its revolving credit facility and its cash and cash equivalents will be sufficient to meet its capital expenditures and operating cash needs for the next twelve months.

PROFILE
--------------------------------------------------------------------------------

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

INVESTOR CONTACT
--------------------------------------------------------------------------------

Richard A. Kertson
Vice President -- Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail: investor-relations@ora.varco.com
Web site: http://www.varco.com

VARCO